April 9, 2013

Jeffrey Gordon
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Hybrid Coating Technologies, Inc.
Item 4.01 Form 8-K
Filed April 2, 2013
File No. 0-53459

Dear Mr. Gordon,

As requested, please find below responses to the SEC Comments to Item 4.01 of our Current Report on Form 8-K Filed April 2, 2013.

1.	The Company’s Current Report on Form 8-k has been amended accordingly.

2.	The Company’s Current Report on Form 8-k has been amended accordingly.

3.	The Company’s Current Report on Form 8-k has been amended accordingly.

4.	The Company has obtained an updated Exhibit 16 letter, which has been filed as an exhibit to our amended Form 8-K.

Additionally, the Company understands that it is responsible for the adequacy and accuracy of the disclosure in Item 4.01 of its Current Report on Form 8-K, Amendment No 1 to its Current Report on Form 8-K and any subsequent amendments thereto. Furthermore the Company is fully aware that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in the event of any proceeding initiated against the Company by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Joseph Kristul
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

AMENDMENT NO. 1 TO
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2013

HYBRID COATING TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Nevada	000-53459	20-3551488
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

950 John Daly blvd, Suite 260, Daly City, CA 94015		94015
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (650) 491-3449

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 8-K is being filed to include additional disclosure on Item 4.01 below.

ITEM 4.01. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 12, 2013, LBB & Associates resigned as auditors for Hybrid Coating Technologies Inc. (the “Company”). On March 15, 2013, the Board of Directors of the Company approved the engagement GBH CPAs, PC as the Company’s new independent accountants. There were no disagreements between the Company and LBB & Associates. LBB & Associates will cooperate fully with the Company and GBH CPAs, PC during this transition phase.

The report of LBB & Associates on the Company's financial statement for our fiscal year end 2010 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report contained an explanatory paragraph stating that “As discussed in Note 1 to the financial statements, the Company's absence of significant revenues, recurring losses from operations, and its need for additional financing in order to fund its projected loss in 2011 raise substantial doubt about its ability to continue as a going concern. The 2010 financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

The report of LBB & Associates on the Company's financial statement for our fiscal year end 2011 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report contained an explanatory paragraph stating that “ As discussed in Note 1 to the financial statements, the Company’s absence of significant revenues, recurring losses from operations, and its need for additional financing in order to fund its projected loss in 2012 raise substantial doubt about its ability to continue as a going concern. The 2011 financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

The audit report of LBB & Associates on the effectiveness of internal control over financial reporting for each of our two most recent fiscal years contained the following explanatory paragraph: “The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.”

For our most recent two fiscal years and subsequent interim periods and through March 12, 2013, there were no: (a) disagreements with LBB & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of LBB & Associates, would have caused it to make reference to the subject matter of the disagreement(s) in connection with any of its reports, or (b) reportable events, as described under Item 304(a)(1)(v) of Regulation S-K.

GBH CPAs, PC is an SEC audit firm located in Houston, Texas. Their focus is delivering audit, tax and advisory services to small and medium publicly-traded and private companies.

GBH was selected by INSIDE Public Accounting to the Best of the Best Firms list for 2012. GBH was selected by the Houston Business Journal as one of Houston's FAST 100 Growing Companies for 2012. GBH CPAs, PC was selected by Accounting Today as one of the Best Accounting Firms to Work For in 2012, 2011, 2010 and 2009. They were also selected by the Houston Business Journal as one of Houston's Best Places to Work for 2012, 2010 and 2008, reflecting the firm’s employee-friendly culture.

GBH CPAs, PC is member of Kreston International, an association of autonomous and independent accountancy firms around the world established to serve international clients efficiently and effectively. The Association has offices in Europe, Africa, Near East, South East Asia/Pacific, South America, Canada, and United States of America.

LLB & Associates letter of resignation as well as LLB & Associates letter reflecting their agreement with the filing of this Form 8-K/A, are each attached as an Exhibit to this Current Report.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

16.1	LLB & Associates letter of resignation(1)
16.2	LLB & Associates letter of review and agreement

(1)	Previously filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 9, 2013	HYBRID COATING TECHNOLOGIES INC.

By:/s/:Joseph Kristul
Joseph Kristul
President and Chief Executive Officer